JACKSON®

JACKSON VARIABLE SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

June 19, 2018

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Variable Series Trust ("Trust")
File Nos: 333-177369 and 811-22613
CIK No. 0001532747
Accession No. 0000933691-18-000304 EDGAR Submission Type RW Withdrawal Request of the Trust's Registration Statement on Form N-14 (File No. 333-224922)

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Trust, hereby respectfully requests the withdrawal of the its combined Proxy Statement and Registration Statement on Form N-14 (the "Registration Statement"), filed with the U.S Securities and Exchange Commission (the "Commission") on May 14, 2018 via EDGAR pursuant to Rule 488.

The Trust seeks to withdraw its Registration Statement on Form N-14 because the Trust should not have been included as a co-Registrant of the above-referenced filing. This request is on behalf of the Trust and does not attempt to withdraw the Registration Statement filed by the JNL Series Trust (File No. 333-224921).

No securities were sold in connection with the offering.

Please contact me at (517) 367-4336 with any questions or comments regarding this matter.

Sincerely,

Susan S. Rhee
Vice President, Chief Legal Officer, & Secretary